Exhibit 99.1

MESOBLAST ENTERS INTO STRATEGIC CARDIOVASCULAR ALLIANCE FOR CHINA WITH TASLY PHARMACEUTICAL GROUP

New York, USA, and Melbourne, Australia; July 17, 2018:  Mesoblast Limited (ASX: MSB; Nasdaq: MESO) today announced that it has entered into a strategic alliance with one of China’s largest pharmaceutical companies, Tasly Pharmaceutical Group (SHA: 600535; Tasly), for the development, manufacture and commercialization in China of Mesoblast’s allogeneic mesenchymal precursor cell (MPC) product candidates MPC-150-IM for the treatment or prevention of chronic heart failure and MPC-25-IC for the treatment or prevention of acute myocardial infarction.

Key commercial terms of the strategic alliance are as follows:

•	Tasly will receive exclusive rights and will fund all development, manufacturing and commercialization activities in China for MPC-150-IM and MPC-25-IC.
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Mesoblast will receive US$40 million (AUD$54 million) on closing, comprising a US$20 million upfront technology access fee and US$20 million in an equity purchase in Mesoblast Limited at $1.86 per share, representing a 20% premium to a blended volume weighted average price calculated over three months, one month and one day.

•	Mesoblast will receive US$25 million on product regulatory approvals in China.
•	Mesoblast will receive double-digit escalating royalties on net product sales.
•	Mesoblast is eligible to receive six escalating milestone payments upon the product candidates reaching certain sales thresholds in China.

In order to potentially expedite development and commercialization of these cardiovascular assets, Tasly and Mesoblast plan to leverage each other’s clinical trial results in China and the United States and other major jurisdictions respectively to support their respective regulatory submissions for MPC-150-IM and MPC-25-IC.

Chairman of Tasly Pharmaceutical Group Mr Yan Kaijing said: "We are very excited to partner with Mesoblast, the premier cellular medicines company, to provide innovative products that have the potential to make a major impact on the high growth cardiovascular market in China.  This aligns well with our corporate strategy to be the lead provider of therapies for patients with cardiovascular conditions in China.”

Mesoblast Chief Executive Dr Silviu Itescu stated: “Tasly Pharmaceutical Group’s powerful combination of clinical, regulatory and manufacturing expertise, together with one of the largest commercial footprints in cardiology in China, makes it the ideal partner for Mesoblast and opens up the China market to our cardiovascular franchise.”

The transaction is subject to governmental approvals from the People’s Republic of China (PRC).

Conference Call

Mesoblast will host a conference call to discuss this new strategic alliance on Tuesday July 17, 2018 at 6.30pm EDT; Wednesday, July 18, 2018 at 8.30am AEST.

To access the call, please dial 1 855 881 1339 (U.S.), 1 800 558 698 (Australia) or +61 2 9007 3187 (outside of the U.S. and Australia). The conference identification code is 783910.

The archived webcast will be available on the Investor page of the Company’s website – www.mesoblast.com

Mesoblast Limited ABN 68 109 431 870 www.mesoblast.com	Corporate Headquarters Level 38 55 Collins Street Melbourne 3000 Victoria Australia T +61 3 9639 6036 F +61 3 9639 6030	United States Operations 505 Fifth Avenue Third Floor New York, NY 10017 USA T +1 212 880 2060 F +1 212 880 2061	Asia 20 Biopolis Way #05-01 Centros Biopreneur 3 SINGAPORE 138668 T +65 6570 0635 F +65 6570 0176

About Tasly Pharmaceutical Group

Tasly Pharmaceutical Group (SHA: 600535) is one of the largest pharmaceutical companies in China with more than 20 years of operational history. Its business focuses on R&D, manufacturing and commercialization of innovative modern Traditional Chinese Medicine, biologics and chemical drugs in the therapeutic areas of cardiology, metabolism and oncology. Tasly has the only marketed biological product for cardiovascular diseases approved in China. It has one of the largest pharmaceutical sales and marketing teams, including 809 offices established in 29 regions covering all the main therapeutic areas, with a vast distribution network across approximately 20,000 hospitals in China. As of year 2017, its total annual revenues exceeded US$2.5 billion.

About Mesoblast

Mesoblast Limited (ASX: MSB; Nasdaq: MESO) is a world leader in developing allogeneic (off-the-shelf) cellular medicines. The Company has leveraged its proprietary technology platform to establish a broad portfolio of late-stage product candidates with three product candidates in Phase 3 trials – acute graft versus host disease, chronic heart failure and chronic low back pain due to degenerative disc disease. Through a proprietary process, Mesoblast selects rare mesenchymal lineage precursor and stem cells from the bone marrow of healthy adults and creates master cell banks, which can be industrially expanded to produce thousands of doses from each donor that meet stringent release criteria, have lot to lot consistency, and can be used off-the-shelf without the need for tissue matching. Mesoblast has facilities in Melbourne, New York, Singapore and Texas and is listed on the Australian Securities Exchange (MSB) and on the Nasdaq (MESO). www.mesoblast.com

Forward-Looking Statements

This announcement includes forward-looking statements that relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. We make such forward-looking statements pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and other applicable federal securities laws. Forward- looking statements include, but are not limited to, statements about: the potential benefits of this alliance and the parties’ ability to maintain the alliance; whether the conditions to the transaction will be satisfied in a timely manner, if at all; the parties’ ability to advance product candidates into, enroll and successfully complete, clinical studies, advance their manufacturing capabilities, and obtain regulatory filings and approvals. There are many uncertainties and risks that may cause our actual results, performance or achievements to be materially different from those which may be expressed or implied by such statements, and accordingly, you should not place undue reliance on these forward-looking statements. We do not undertake any obligations to publicly update or revise any forward-looking statements, whether as a result of new information, future developments or otherwise.

For further information, please contact:

Julie Meldrum

Corporate Communications

T: +61 3 9639 6036

E: julie.meldrum@mesoblast.com

Schond Greenway

Investor Relations

T: +1 212 880 2060

E: schond.greenway@mesoblast.com

Mesoblast Limited ABN 68 109 431 870 www.mesoblast.com	Corporate Headquarters Level 38 55 Collins Street Melbourne 3000 Victoria Australia T +61 3 9639 6036 F +61 3 9639 6030	United States Operations 505 Fifth Avenue Third Floor New York, NY 10017 USA T +1 212 880 2060 F +1 212 880 2061	Asia 20 Biopolis Way #05-01 Centros Biopreneur 3 SINGAPORE 138668 T +65 6570 0635 F +65 6570 0176